Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522

(212) 735-3000
Fax: (212) 735-2000
http://www.skadden.com

DIRECT DIAL
212-735-2262

EMAIL ADDRESS
Rose.Park@SKADDEN.COM
FIRM/AFFILIATE
OFFICES

BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

April 8, 2010
VIA EDGAR
Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	The Gabelli Global Gold, Natural Resources & Income
Trust (File Nos. 333-164363 and 811-21698)
Dear Ms. Hatch:
          Electronically transmitted herewith for filing on behalf of The Gabelli Global Gold, Natural Resources & Income Trust (the “Fund”) is the Fund’s Post-Effective Amendment No. 2 to its Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940.
          In response to your comments provided to me via telephone on March 29, 2010, please note the following:
1. In the “Financial Highlights” section, please reverse the order of the line items for “Ratio of net investment income/(loss) to average net assets attributable to common shares” and “Ratio of operating expenses to average net assets attributable to common shares.”
          The line items have been changed accordingly.
2. In the “Financial Highlights” section, please either remove the line item relating to “Ratio of operating expenses to average net assets including liquidation value of preferred shares” completely or include it simply as a footnote to such section.

April 8, 2010

          The line item has been removed from the table in the “Financial Highlights” section of the Registration Statement and has been included instead as Note 1 to such section. Note 1 reads as follows:
          “The ratio of operating expenses to average net assets including liquidation value of preferred shares, for the years ended December 31, 2009, 2008, and 2007 was 1.35%, 1.37%, and 1.39%, respectively.”
          If you have any questions or comments or require any additional information in connection with the Registration Statement, please telephone my colleagues Richard Prins at (212) 735-2790 or Carmine Lekstutis at (212) 735-2132.
Sincerely,
/s/ Rose Park